U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                             SEC FILE NUMBER 0-28566


(Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
             [ ] Form N-SAR

        For Period Ended:    MARCH 31, 2000

        Transition Report on Form 10-K     Transition Report on Form 10-Q
        Transition Report on Form 20-F     Transition Report on Form N-SAR
        Transition Report on Form 11-K

        For the Transition Period Ended:

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

    Full Name of Registrant: HENLEY HEALTHCARE, INC. (THE "COMPANY")

    Former Name if Applicable:

                            120 INDUSTRIAL BOULEVARD
            Address of Principal Executive Office (Street and Number)

                          SUGAR LAND, TEXAS 77478-3128
                            City, State and Zip Code

                                     PART II
                            RULES 12B-25 (B) AND (C)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

The completion of financial statements and other disclosures have been delayed pending resolution of certain matters pertaining to the Company. This delay has resulted from the effects of recent changes in internal management personnel and the Company has not been able to complete the preparation of some of its reports following the completion of the year-end audit. The Company needs additional time to ensure the completeness and accuracy of all required disclosures.

                                     PART IV
                                OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

           MICHAEL M. BARBOUR      281            276-7000
           ------------------  -----------   ------------------
                 (Name)        (Area Code)   (Telephone Number)

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes       No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes       No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    EXPLANATION. For the quarter ended March 31, 1999, the Company recognized approximately $13,338,000 in net sales from continuing operations and approximately $253,000 in net income. It is estimated that the Company will recognize approximately $13,700,000 in net sales from continuing operations for the quarter ended March 31, 2000, and will incur approximately $600,000 to $1,000,000 in net losses for the period.

    The Company experienced an involuntary conversion by fire damage at its Houston, Texas, manufacturing facility in fiscal 1999, which significantly diminished the Company's capacity to manufacture and deliver its products. Notwithstanding the estimated nil change in net sales, the Company estimates an increase in net loss for fiscal 2000 of approximately $800,000 to $1,200,00 over the amount reported for fiscal 1999. The estimated increase in net loss over the prior period is due to various factors some of which resulted in decreased sales revenue. The primary factor is the Company's discontinuation of a service line and related activities late in 1999 and the loss of the associated revenue. The Company continues to have increasing working capital deficit and continues to be restricted in the use of its collections of operating revenues; and these factors continue to materially and adversely affect the Company's ability to purchase supplies and raw materials and to manufacture and deliver its products.

    The Company's existing banking facility expired March 3, 2000, and the Company is currently in negotiations to replace the banking facility with a new financing arrangement. The independent certified public accountants have included in their auditors' report in connection with their audit of the Company's financial statements for the year ended December 31, 1999, a reference that substantial doubt exists as to the Company's ability to continue as a going concern due to the Company's present financial condition.

                             HENLEY HEALTHCARE, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 10, 2000                        /S/ MICHAEL M. BARBOUR
                                             Michael M. Barbour,
                                                PRESIDENT AND
                                           CHIEF EXECUTIVE OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).